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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF                    JUNE                     , 2003
                ---------------------------------------------    --


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                             PERUSAHAAN PERSEROAN (PERSERO)
                                             PT TELEKOMUNIKASI INDONESIA
                                             -----------------------------------
                                                        (REGISTRANT)



DATE        JUNE 30TH, 2003               BY /s/ Rochiman Sukarno
    --------------------------------         -----------------------------------
                                                         (SIGNATURE)

                                                       ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION UNIT
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                                 PRESS RELEASE
                           No.Tel 292/PR000/UHI/2003


                             TELKOM 2002 FORM 20-F

BANDUNG, JUNE 30, 2003 -- Perusahaan Perseroan (Persero) Telekomunikasi Indonesia Tbk ("TELKOM") is today filing with the United States Securities and Exchange Commission ("U.S. SEC") for a 15-day extension of the June 30, 2003 deadline for the filing of TELKOM's Annual Report on Form 20-F. A 15-day extension is the maximum permitted under relevant SEC rules. No additional extensions of time will be possible, and whether the filing deadline is June 30 or July 15, TELKOM will not be able to meet the filing deadline.

With respect to U.S. SEC issues, TELKOM officials noted the following:

- President Director Kristiono said "Although our 20-F will be filed late, TELKOM is committed from top down -- from its BOC to BOD to management and employees -- to full compliance with the U.S. SEC's rules. We are proceeding expeditiously to fulfill our legal obligations as this is what our shareholders expect and deserve."

- Corporate Secretary Woeryanto Soeradji said "TELKOM's U.S. SEC problems are very serious and are receiving the daily attention of our senior management."

- Head of Investor Relations Rochiman Sukarno said "After speaking with our new auditor PwC, it is absolutely clear that TELKOM will not meet its filing deadline for the 20-F, even with a 15 day extension. No further extension is possible, and our filing will be late. Our June 11 press release lays out the possible negative consequences, and beyond that we cannot predict what action the U.S. SEC or NYSE will actually take."

As stated in a press release on June 25, TELKOM has appointed PwC as auditor for its U.S. SEC filings. TELKOM officials noted the following:

- Audit Committee Head Arif Arryman said "In carrying out the audit, PwC will, in addition to the Audit Committee, be overseen by a Special Oversight Committee comprised of one or more independent members of the Board of Commissioners who were not closely involved in the prior audit. This will provide them with a second line of communication to the President Commissioner separate and apart from the Audit Committee which oversaw the prior audit. We believe this is good corporate governance."

- Finance Director Guntur Siregar said "We are very pleased PwC has been appointed as our auditor for U.S. purposes. We have no reason at present to believe there will be any restatement of our financial statements, but as an independent auditor PwC must be permitted to carry out its work in accordance with its professional standards. We cannot and should not speculate as to the end result of PwC's audit."

TELKOM refers you to its June 11, 2003 press release for a more complete discussion of recent events relating to its Form 20-F.



/s/ Woeryanto Soeradji
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WOERYANTO SOERADJI
Corporate Secretary
PT Telekomunikasi Indonesia, Tbk